United States securities and exchange commission logo





                             June 1, 2022

       Erica Monaco
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way, Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 27,
2022
                                                            CIK No. 0001858685

       Dear Ms. Monaco:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Stephen Older